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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(FINAL AMENDMENT)

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COMCAST CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

OPTIONS TO PURCHASE CLASS A SPECIAL COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

NONE

(Cusip Number Of Class Of Securities)

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Arthur R. Block, Esq.
Senior Vice President and General Counsel
Comcast Corporation
1500 Market Street
Philadelphia, Pennsylvania 19102-2148
Telephone: (215) 665-1700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
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with a copy to:

Robert A. Friedel
Pepper Hamilton LLP
3000 Two Logan Square
Philadelphia, Pennsylvania 19103
Telephone: (215) 981-4000

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INTRODUCTORY STATEMENT

This is a Final Amendment to the Tender Offer Statement on Schedule TO, as amended, originally filed with the Securities and Exchange Commission on October 8, 2004 (the “Schedule TO”). This Final Amendment’s sole purpose is to report the results of the Stock Option Transfer Program (the “Program”).

Item 4.  Terms of the Transaction.

Item 4 of the Schedule TO is hereby further amended and supplemented to add the following:

The Election Period of the Program expired at 6:00 p.m. New York City/Eastern Time on Tuesday, November 9, 2004. The aggregate number of stock options that eligible optionees elected to sell to us under the Program was 11,143,817 (11,111,257 shares of Comcast Class A Common Stock and 32,560 shares of Comcast Class A Special Common Stock). The price paid by us for these options was determined by reference to $30.2930 per share, and $29.8266 per share, which were the arithmetic average of the closing prices of our Class A Common Stock and our Class A Special Common Stock, respectively, on the Nasdaq National Market on the ten trading days beginning on November 16, 2004 and ending on December 1, 2004. Delivery by us of the options purchased by JPMorgan in connection with the Stock Option Liquidity Program occurred against payment therefor on December 7, 2004. We instructed Mellon to promptly pay an aggregate of $36,508,338.87 to eligible optionees who tendered in compliance with the Program.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

COMCAST CORPORATION By: /s/ Arthur R. Block Name: Arthur R. Block Title: Senior Vice President

Date: December 27, 2004